FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

Press Release:	"Syngenta sets out path to expand to expand global leadership”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Michael Edmond Isaac Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA+1 202 737 6520

Basel, Switzerland, June 21, 2011

Syngenta sets out path to expand global leadership

•	Integrated strategy to drive market share growth
•	Capital Markets Day to showcase unrivaled technology breadth
•	Sales of key crops expected to more than double to surpass $17 billion
•	Sales growth in second quarter 2011 robust

At the 2011 Capital Markets Day at the Syngenta Jealott’s Hill Research Centre, UK, senior executives will explain the significant value creation potential of the company’s new integrated strategy. Executives will outline how the company targets market share gains driven by a fully integrated commercial and R&D organization with a global crop focus. The day will highlight the breadth of the company’s technologies across all the world’s major crops: cereals, corn, oilseeds, rice, soybean, sugar cane and vegetables.

“Since we announced our new strategy in February, we have made major progress in its implementation. Today we are sharing the value creation potential of that strategy,” said Mike Mack, Chief Executive Officer. “Syngenta is focused upon the discovery and development of integrated solutions which go beyond the single product paradigm. Our confidence in the future growth potential of our business is underpinned by an innovation pipeline which will increase sales of key crops to over $17 billion post 2015, compared with $8.4 billion today. This, combined with our integrated business model, will enable us to grow faster than the global market and deliver superior returns to our shareholders. In addition, the resilience of our sales in the second quarter, despite adverse weather conditions, demonstrates the strength of the current portfolio upon which we are building our new strategy.”

“This is an exciting time to be working at Syngenta as we embark on a new era of innovation and productivity,” said Sandro Aruffo, Head Syngenta R&D. “Our crop and grower-focused approach to research and development, combined with our broad range of technologies and the quality of our scientists, underpins our confidence that we will continue to outperform in the years to come.”

Syngenta – June 21, 2011 / Page 1 of 2

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Note to the editor:

Key slides from the day’s presentations will be available from 17.00 CET at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – June 21, 2011 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	June 21, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration